Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of September, 2016	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi: The Group’s New Strategy is in Place

Management Has Been Realigned to Execute Continuous Improvement on Margins

  CONSOLIDATED REVENUE FOR THE FIRST HALF OF 2016 WERE EURO 230.6 MILLION DOWN 4.6% AS COMPARED TO 2015
  GROSS MARGIN IMPROVED BY 4,1 POINTS TO 34.3% IN THE FIRST HALF OF THE YEAR AS OPPOSED TO 30.2% IN THE FIRST SEMESTER OF 2015
  EBITDA WAS POSITIVE REACHING EURO 6.7 MILLION IN THE FIRST HALF OF 2016 COMPARED TO A LOSS OF EURO -2.3 MILLION IN THE SAME PERIOD OF THE PREVIOUS YEAR
  NET RESULT IMPROVED FROM A LOSS OF EURO -13.3 MILLION IN THE FIRST HALF OF 2015 TO EURO - 1.1 MILLION THIS YEAR
  NATUZZI BRANDED SALES ACCOUNTED FOR 72% OF TOTAL CORE REVENUE
  NEW ORGANIZATION WAS CREATED WITH TWO SEPARATE DIVISIONS: BRANDED AND PRIVATE LABEL BUSINESS
  ENTRY OF NEW MANAGEMENT TO FOCUS ON RETAIL DEVELOPMENT
  NATUZZI BECOMES FSC (FOREST STEWARDSHIP COUNCIL) CERTIFIED AND PUBLISHED THE 2015 SUSTAINABILITY REPORT

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--September 23, 2016--The Board of Directors of Natuzzi S.p.A. (NYSE:NTZ) has approved Half-Year 2016 consolidated results.

Following the Board meeting, the Chairman and CEO Pasquale Natuzzi stated:

“The first half results for 2016 began to show improvement in our business in a number of areas. We have been able to recover our margins which speaks well to the value of our brand. Our new organization is in place and we are excited for our new strategy to begin to produce value for our shareholders. We are encouraged by the continued strength of our branded sales which accounted for 72% of our core business. We have opened 27 new selling points since the beginning of the year and we are continuing with our aggressive expansion in direct retail sales.”

Leveraging on the existing distribution network and brand awareness, the Company saw positive performance in Northern Europe (Belgium, Holland and Sweden) and Spain, confirming Western Europe and the United States as key markets for the development of the Retail business.

Softaly (Private Label) represented 28% of core Group sales in the first six months of 2016, seeing growth in particular in the EMEA region +9.4% (France, Germany and Switzerland). Our “Golden Partner” program dedicated to large clients continues to show a positive momentum, even though retail difficulties among some of our customers has impacted our first half 2016 results.

Mr. Natuzzi added, “At the end of July we announced the new structure in support of the Group’s growth strategy which, on one hand, seeks to consolidate and boost the Natuzzi brand positioning globally, and on the other, will favor the growth of Softaly, the Group’s dedicated private label business division.

The main objective of the new Natuzzi division is to launch the new retail business model, focused on boosting growth through an extended and re-balanced product offer, a wider consumer target and a new high traffic retail format.

The Softaly division will support the growth of the B2B channel, leveraging on the product and production process knowhow and global industrial platform of the Natuzzi Group, which enjoys strong relations with the major international distribution groups.”

Chief Financial Officer Vittorio Notarpietro added:

“The gross margin on sales at 34,3% improved by 4.1pp on first half 2015, due primarily to plants streamlining and to the reduction of raw material costs, in particular leather. EBITDA was a positive of Euro 6.7 million, compared to a loss of Euro 2.3 million in the same period of the previous year.

EBIT also performed in a positive way, improving from a loss of Euro 9.4 million in the first half of 2015 to a profit of Euro 0.3 million this year, with the group Net Result therefore also improving to a loss of Euro -1.1 million, from Euro -13.3 million in the first half of 2015.”

“Finally, I’m delighted to communicate that Natuzzi Group has become FSC (FOREST STEWARDSHIP COUNCIL) certified” - Pasquale Natuzzi added - “such certification confirms our strong commitment to the environmental protection. The stringent corporate policy on deforestation, along with the use of photovoltaic energy and environmental and quality certifications are all actions in line with Corporate values and aimed at targeting consumers looking for beauty, comfort and sustainability.”

Natuzzi S.p.A.

The Natuzzi Group, founded in 1959 by Pasquale Natuzzi, designs, produces and sells an extensive range of sofas, armchairs, home furniture and home accessories. With revenues of Euro 488.5 million in 2015, the Natuzzi Group is the largest Italian furniture house and the only player with global reach and has eight manufacturing plant, twelve commercial offices and 363 brand stores globally. Ethics and social responsibility, innovation, industrial know-how and integrated management of its value chain are the key strengths which have made the Natuzzi Group the market leader. Natuzzi S.p.A. is included in the list of companies with an outstanding Legality Rating awarded by the Italian Anti-trust Authority. It has been listed since May 13, 1993 on the New York Stock Exchange. The Group is ISO 9001 and 14001 (Quality and Environment), OHSAS 18001 (Workplace Safety) and FSC (Forests, Wood) certified.

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the second quarter 2016 & 2015 on the basis of Italian GAAP
(expressed in millions of Euro)

	Three months ended on		Change	Percentage of Sales
	30-Jun-16	30-Jun-15%		30-Jun-16	30-Jun-15
Upholstery net sales	97,4	105,9	-8,0%	88,6%	88,9%
Other sales	12,5	13,2	-5,3%	11,4%	11,1%
Total Net Sales	109,9	119,1	-7,7%	100,0%	100,0%

Consumption (*)	(45,6)	(55,6)	-18,0%	-41,5%	-46,7%
Labor	(19,0)	(19,1)	-0,7%	-17,3%	-16,1%
Industrial Costs	(7,5)	(7,4)	0,4%	-6,8%	-6,2%
of which: Depreciation, Amortization	(2,4)	(2,5)	-4,4%	-2,2%	-2,1%
Cost of Sales	(72,1)	(82,2)	-12,3%	-65,6%	-69,0%

Industrial Margin	37,8	36,9	2,5%	34,4%	31,0%

Selling Expenses	(17,2)	(19,8)	-13,0%	-15,7%	-16,6%
Transportation	(10,7)	(13,6)	-21,3%	-9,8%	-11,4%
Commissions	(2,4)	(2,5)	-6,3%	-2,1%	-2,1%
Advertising	(4,1)	(3,6)	13,3%	-3,8%	-3,1%

Other Selling and G&A	(21,4)	(21,5)	-0,6%	-19,4%	-18,0%
of which: Depreciation, Amortization	(0,8)	(1,0)	-22,0%	-0,7%	-0,8%
EBITDA	2,4	(0,9)		2,2%	-0,8%

EBIT	(0,8)	(4,4)		-0,7%	-3,7%
Interest Income/(Costs), Net	(0,9)	(0,6)
Foreign Exchange, Net	1,5	2,1
Other Income/(Cost), Net	(0,4)	(0,3)
Earnings before Income Taxes	(0,6)	(3,2)		-0,6%	-2,7%

Current taxes	(0,2)	(0,2)		-0,2%	-0,2%

Net Result	(0,8)	(3,5)		-0,8%	-2,9%

Minority interest	(0,0)	(0,0)

Net Group Result	(0,8)	(3,5)		-0,8%	-2,9%

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the six months of 2016 & 2015 on the basis of Italian GAAP
(expressed in millions of Euro)

	Six months ended on		Change	Percentage of Sales
	30-Jun-16	30-Jun-15%		30-Jun-16	30-Jun-15
Upholstery net sales	205,5	214,8	-4,3%	89,1%	88,9%
Furnishings net sales	12,3	11,9	2,9%	5,3%	4,9%
Other sales	12,8	14,9	-14,3%	5,5%	6,2%
Total Net Sales	230,6	241,7	-4,6%	100,0%	100,0%

Consumption (*)	(97,3)	(113,4)	-14,2%	-42,2%	-46,9%
Labor	(38,7)	(39,9)	-3,0%	-16,8%	-16,5%
Industrial Costs	(15,4)	(15,5)	-0,5%	-6,7%	-6,4%
of which: Depreciation, Amortization	(4,8)	(5,0)	-4,9%	-2,1%	-2,1%
Cost of Sales	(151,4)	(168,8)	-10,3%	-65,7%	-69,8%

Industrial Margin	79,2	72,9	8,6%	34,3%	30,2%

Selling Expenses	(36,8)	(39,6)	-7,0%	-16,0%	-16,4%
Transportation	(23,1)	(26,6)	-13,0%	-10,0%	-11,0%
Commissions	(4,9)	(5,0)	-2,1%	-2,1%	-2,1%
Advertising	(8,7)	(7,9)	10,0%	-3,8%	-3,3%

Other Selling and G&A	(42,1)	(42,7)	-1,4%	-18,3%	-17,7%
of which: Depreciation, Amortization	(1,6)	(2,0)	-20,5%	-0,7%	-0,8%
EBITDA	6,7	(2,3)		2,9%	-1,0%

EBIT	0,3	(9,4)		0,1%	-3,9%
Interest Income/(Costs), Net	(2,1)	(1,1)
Foreign Exchange, Net	1,6	(2,0)
Other Income/(Cost), Net	(0,4)	(0,5)
Earnings before Income Taxes	(0,6)	(12,9)		-0,3%	-5,3%

Current taxes	(0,4)	(0,3)		-0,2%	-0,1%

Net result	(1,0)	(13,3)		-0,5%	-5,5%

Minority interest	(0,0)	(0,0)

Net Group Result	(1,1)	(13,3)		-0,5%	-5,5%

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Balance Sheets at June 30, 2016 on the basis of Italian GAAP
(Expressed in millions of Euro)

ASSETS	30-Jun-16	31-Dec-15
Current assets:
Cash and cash equivalents	58,1	52,5
Marketable debt securities	0,0	0,0
Trade receivables, net	53,2	63,2
Other receivables	23,8	23,9
Inventories	85,4	79,1
Unrealized foreign exchange gains	0,3	0,2
Prepaid expenses and accrued income	1,4	1,4
Deferred income taxes	0,5	0,5
Total current assets	222,9	220,8
Non-current assets:
Net property, plant and equipment	115,9	121,1
Other assets	6,4	7,5
Total non-current assets	122,3	128,6
TOTAL ASSETS	345,2	349,4
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	25,1	19,0
Current portion of long-term debt	5,2	3,4
Accounts payable-trade	57,7	58,9
Accounts payable-other	24,0	27,8
Accounts payable-shareholders for dividends	0,0	0,0
Unrealized foreign exchange losses	0,3	0,3
Income taxes	0,7	0,7
Deferred income taxes	1,0	1,0
Salaries, wages and related liabilities	13,4	14,0
Total current liabilities	127,4	125,1
Long-term liabilities:
Employees' leaving entitlement	20,4	20,5
Long-term debt	15,0	15,6
Deferred income taxes - long term	0,0	0,0
Deferred income for capital grants	7,4	7,7
Other liabilities	19,7	19,8
Total long-term liabilities	62,5	63,7
Minority interest	3,1	3,2
Shareholders' equity:
Share capital	54,9	54,9
Reserves	3,7	3,7
Additional paid-in capital	0,0	0,0
Retained earnings	93,6	98,8
Total shareholders' equity	152,1	157,3
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	345,2	349,4

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Statements of Cash Flows
(expressed in millions of Euro)

	30-Jun-16	31-Dec-15
Cash flows from operating activities:
Net earnings (loss)	-1,1	-16,5

Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	6,4	13,7
Deferred income taxes	-0,0	-0,0
Minority interest	0,0	0,0
(Gain) loss on disposal of assets	-0,0	0,1
Unrealized foreign exchange losses (gains)	-0,1	-0,2
Extraordinary items, net	0,0	3,5
Deferred income for capital grants	-0,2	-0,5
Non-monetary operating items	6,0	16,7
Change in assets and liabilities:
Receivables, net	10,0	34,0
Inventories	-6,4	11,1
Prepaid expenses and accrued income	0,0	-0,1
Other assets	0,0	-5,4
Accounts payable	-2,2	-15,8
Income taxes	-0,0	-0,3
Salaries, wages and related liabilities	-0,6	-1,3
Employees' leaving entitlement	0,0	0,0
Other liabilities	0,1	-8,1
Net working capital	0,9	14,1
Net cash generated/(used) by operating activities	5,8	14,3
Cash flows from investing/restructuring activities:
Property, plant and equipment:
Additions	-2,8	-3,7
Disposals	0,4	3,6
One time termination benefits	-4,0	-4,1
Net cash generated/(used) by in investing activities	-6,4	-4,1
Cash flows from financing activities:
Long-term debt:
Proceeds	2,3	13,0
Repayments	-1,1	-3,2
Short-term borrowings	6,2	-1,7
Net cash generated/(used) by financing activities	7,4	8,0
Effect of translation adjustments on cash	-1,1	1,4
Increase (decrease) in cash and cash equivalents	5,7	19,6
Cash and cash equivalents, beginning of the year	52,5	32,9
Cash and cash equivalents, end of the period	58,1	52,5

CONTACT:
Natuzzi
Investor Relations
Francesca Cocco, +39.080.8820.493
fcocco@natuzzi.com
or
Corporate Communication
Vito Basile (Press Office), +39.080.8820.676
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	September 23, 2016	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi